Exhibit 3

November 14, 2016

The Board of Directors

SciClone Pharmaceuticals, Inc.

950 Tower Lane Suite 900

Foster City, CA 94404, United States

Dear Members of the Board of Directors:

GL Capital Management GP Limited and its affiliates (“GL Capital”) and ABG Management Limited and its affiliates (“ABG”), on behalf of the consortium (the “Consortium”) formed to participate in the previously announced and now terminated strategic review process by SciClone Pharmaceuticals, Inc. (the “Company”), are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding share capital of the Company not already owned by the Consortium (the “Acquisition”).

We believe our proposal provides an attractive opportunity for the Company’s shareholders to maximize return on their investment. Having recently participated in the Company’s strategic review process and with the benefit of our familiarity with the Company’s business and operations we are confident that the Acquisition can be consummated on an expedited basis as outlined in this letter. With GL Capital having been a shareholder of the Company since 2012, we are fully cognizant of the value and risks around the Company’s core product and the relevant market environment. Our proposal represents a premium of 21.9% and 18.9% to the average closing price of the Company’s common stock during the last 10 and 20 trading days, respectively.

Set forth below are the key terms of our Proposal.

1.	Acquisition Entity. GL Capital and ABG, together with other members of the Consortium (collectively, the “Consortium Members”), will form an acquisition vehicle for the purpose of implementing the Acquisition.

2.	Purchase Price. The consideration payable for each share of common stock of the Company (other than shares held by the Consortium Members) will be US$11.18 in cash.

3.	Funding. We believe that we offer a high degree of closing certainty and are well positioned to negotiate and consummate the proposed Acquisition on an expedited basis. We intend to finance the proposed Acquisition with a combination of debt and equity capital and we expect definitive commitments for the required debt and equity funding to be in place at the time the Definitive Agreements (as defined below) are signed. In light of our participation in the Company's strategic review, we are highly confident in our ability to obtain the needed debt financing on an expedited basis and do not anticipate our financing to require a significant amount of time.

4.	Due Diligence. As you are aware, we have engaged Morgan Stanley as transaction advisor, Skadden, Arps, Slate, Meagher & Flom LLP as legal counsel, Fangda Law Firm as PRC legal counsel, and PricewaterhouseCoopers as accounting and tax advisor. We have completed customary legal, financial and accounting due diligence with respect to the Company during the strategic review process. Given the proximity in time between when the strategic review process was concluded and now, we are highly confident we can complete any bring-down due diligence quickly and in parallel with discussions on the Definitive Agreements.

5.	Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) for the Acquisition and related transactions.

6.	Confidentiality. As we are sure you can appreciate, as required by law, we will promptly file amendments to our respective Schedule 13D filings to disclose our non-binding proposal. However, we are sure that you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

7.	About GL Capital. GL Capital is a healthcare-focused, long-term investment fund. With a deep understanding of the Chinese healthcare industry, GL Capital’s mission is to invest wisely and partner with leading healthcare companies. Since its inception, GL Capital has developed a reputation for working well with the management of, and demonstrated capability to provide value added support to, its portfolio companies.

8.	About ABG. ABG is a global healthcare-focused investment group, founded and led by Mr. Frank Yu (formerly a Managing Director of Goldman Sachs and Och-Ziff Capital) with a global healthcare investment portfolio in China, the United States, and Europe. In 2015, ABG initiated, led and completed the US$3.3 billion take-private of WuXi PharmaTech, a landmark transaction in the China and global life science industry.

9.	No Binding Commitment. This letter shall be governed by and construed in accordance with the laws of Hong Kong, without regard to principles of conflicts of law or choice of law, which would result in the application of laws of any jurisdiction other than Hong Kong. This letter constitutes only a preliminary indication of our interest and is not intended to be and does not constitute a legally binding obligation of any party hereto, or an offer capable of acceptance, and no legally binding obligations of any party shall be created until the execution of the mutually agreeable Definitive Agreements, and then only on terms and conditions set forth in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Yours Sincerely,

2

GL CAPITAL MANAGEMENT GP LIMITED

By:	/s/ Zhenfu Li
Name:	Zhenfu Li
Title:	Director

[Signature Page to Proposal]

ABG MANAGEMENT LIMITED

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

[Signature Page to Proposal]